10/21

04054208

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ____

(03/94)

3/1669

83 Z

ADB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
4.25 per cent. Global Notes due 20 October 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: October 20, 2004

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 4.25 per cent. Global Notes due 20 October 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated May 17, 2004 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated October 15, 2004 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated May 6, 2004, was filed under a report of the ADB dated May 17, 2004.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of October 15, 2004, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Inc., Daiwa Securities SMBC Europe Limited, UBS Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Nomura International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers

have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.252% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about October 20, 2004.

The Managers propose to offer all the Notes to the public at the public offering price of 99.252%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Citigroup Global Markets Inc.	303,333,000
Daiwa Securities SMBC Europe Limited	303,334,000
UBS Limited	303,333,000
Credit Suisse First Boston (Europe) Limited	15,000,000
Goldman Sachs International	15,000,000
HSBC Bank plc	15,000,000
J.P. Morgan Securities Ltd	15,000,000
Morgan Stanley & Co. International Limited	15,000,000
Nomura International plc	15,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.252%	0.15%	99.102%
Total	U.S.$992,520,000	U.S.$1,500,000	U.S.$991,020,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 40,000*
Fees/Expenses of Independent Accountants	$ 15,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) Prospectus to the Global-Medium Term Note Program dated May 17, 2004, and Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, both previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes, filed herewith.

(c) Terms Agreement No. 174-00-1, dated October 15, 2004, previously filed under a report of the ADB dated October 15, 2004.

(d)(i) Information Statement dated May 6, 2004, previously filed under a report of the ADB dated May 17, 2004.

(ii) Pricing Supplement dated October 15, 2004, previously filed under a report of the ADB dated October 15, 2004.

Exhibit (c)

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2730

October 20, 2004

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 15 October 2004 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 4.25 per cent. Global Notes due 20 October 2014 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated May 17, 2004 relating to the Program and the Pricing Supplement dated 15 October 2004;

(b) an executed copy of the Fiscal Agency Agreement dated as of June 3, 1985, as amended by the First Amendment thereto dated as of January 8, 1999 and supplemented by Supplement No. 23 dated as of May 17, 2004, between ADB and the Federal Reserve Bank of New York, as fiscal agent;

(c) the letter of instruction dated 15 October 2004 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(d) the opinion of the General Counsel of ADB dated 20 October 2004 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 May 2004.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the ADB regarding matters of federal law of the United States of America or the law of the State of New York that are typically applicable in relation to the transactions contemplated by the Notes), and (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and to judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY, GOTTLIEB, STEEN & HAMILTON

By: Wanda J. Olson
Wanda J. Olson, a Partner